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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kuehl Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14747 California Street, Suite 1
(No. and Street)

Omaha (City) Nebraska (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Engle (402) 391-7977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LWBJ, LLP
(Name – *if individual, state last, first, middle name*)

4200 University Ave, Suite 410 West Des Moines, IA 50266
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Engle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kuehl Capital Corporation, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


NOTARIAL SEAL
IOWA
LYNETTE WILEY
Commission Number 785188
My Commission Expires
7/23/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INTELLECTUAL CAPITAL AT WORK



4200 University Avenue, Suite 410
West Des Moines, Iowa 50266
Phone 515 222 5680
Fax 515 222 5681

lwbj.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Kuehl Capital Corporation

We have audited the accompanying statement of financial condition of Kuehl Capital Corporation as of December 31, 2015, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of Kuehl Capital Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuehl Capital Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934, Information Relating to Possession or Control Requirements, and Computation of Reserve Requirement have been subjected to audit procedures performed in conjunction with the audit of Kuehl Capital Corporation's financial statements. The supplemental information is the responsibility of Kuehl Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934, Information Relating to Possession or Control Requirements, and Computation of Reserve Requirement are fairly stated, in all material respects, in relation to the financial statements as a whole.

LWBJ, LLP

West Des Moines, IA
February 23, 2016

KUEHL CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS		
Current assets		
Cash	$	1,826,971
Accounts receivable		237,228
Warrants in process		37,453
Other		1,455
Total current assets		**2,103,107**
Property and equipment net of $108,635 accumulated depreciation		14,925
Warrants		145,563
TOTAL ASSETS	**$**	**2,263,595**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$	29,082
Payroll liabilities – Severance Payments		69,496
Unearned revenue		616,327
Total liabilities		**714,905**
Stockholder's equity		
Common stock, $1 par value, 10,000 shares authorized, and 1,000 shares issued and outstanding		1,000
Paid in capital		122,442
Retained earnings		1,425,248
Total stockholder's equity		**1,548,690**
Commitment (Note 4)		
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**2,263,595**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDING DECEMBER 31, 2015

Revenues		
Advisory fees		
Annual advisory fees	$	1,303,915
Bond structuring fees		2,709,700
Warrant structuring fees		876,433
Total advisory fees		**4,890,048**
Other income		19,466
Total revenues		**4,909,514**
Costs and expenses		
Salaries, benefits, and related taxes		2,384,310
SID debt issuance expense		921
Regulatory expense		74,804
Professional fees		52,027
Rent		90,188
Office		36,786
Computer		57,715
Charitable contributions		39,710
Depreciation		4,942
Business development		26,659
Insurance expense		17,977
Bad debt expense		25,975
Taxes and miscellaneous expense		108
Total costs and expenses		**2,812,122**
NET INCOME		**2,097,392**
Retained earnings at beginning of year		677,856
Distributions to stockholder		(1,350,000)
RETAINED EARNINGS AT END OF YEAR	**$**	**1,425,248**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Reconciliation of cash from operating activities		
Net income	$	2,097,392
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		4,942
(Increase) decrease in operating assets		
Accounts receivable		86,908
Warrants		(170,656)
Other		540
Increase (decrease) in operating liabilities		
Accounts payable and payroll liabilities		76,101
Unearned revenue		(54,679)
Net cash provided by operating activities		**2,040,548**
Cash flows from investing activities		
Purchases of property and equipment		(14,925)
Net cash used in investing activities		**(14,925)**
Cash flows from financing activities		
Distributions to stockholder		(1,350,000)
Net cash used in financing		**(1,350,000)**
NET INCREASE IN CASH		**675,623**
Cash at beginning of year		1,151,348
Cash at end of year	**$**	**1,826,971**

Note 1. Nature of Business and Significant Accounting Policies

Kuehl Capital Corporation ("the Company") is a financial municipal advisor providing services to Sanitary Improvement Districts (SID) in the greater Omaha, Nebraska area. The Company is a municipal securities broker registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Nuceaux, LLC. Revenues fluctuate with construction activity in the SIDs, which is generally controlled by housing and commercial developers.

The financial statements and notes are representations of Company management, who is responsible for the integrity and objectivity of the financial statements. The accounting policies conform to generally accepted accounting principles and have been applied on a consistent basis in the preparation of the financial statements.

Significant accounting policies are as follows:

Use of Estimates:

In preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable:

Accounts receivable represent amounts due from SIDs for annual advisory fees. Management performs an assessment of collectability throughout the year and amounts are charged off when deemed uncollectable.

Revenue Recognition:

The Company recognizes revenue as services are earned. Annual advisory fees are recognized pro-rata over the term of the contract. Fees billed in advance are reported as unearned revenue until earned. Bond underwriting and structuring fees are recognized upon closing of the respective bond issue. Warrant underwriting and structuring fees are recognized when the company has substantially completed their contractual obligations, essentially obtaining underwriter counsel opinion such that the warrants become marketable.

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using the straight-line method for financial statement purposes. Useful lives on

Note 1. Nature of Business and Significant Accounting Policies (Continued)

equipment and vehicles are 3-10 years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company is a disregarded entity for income tax reporting. Accordingly, the owners of Nuceaux, LLC are required to report Company income and deductions for income tax purposes and no provision for income taxes is included in these financial statements.

The Company is required to evaluate tax positions taken to conclude if it is more likely than not the tax positions would be sustained upon examination by tax authorities. The Company believes it complies with applicable income tax laws and regulations and has no significant uncertain tax positions requiring recognition or disclosure in the financial statements. The Company and Nuceaux, LLC have not been notified of any impending examinations and are no longer subject to examinations by taxing authorities for years prior to 2011.

Subsequent Events:

Subsequent events have been evaluated through February 23, 2016, which is the date the financial statements were available to be issued.

Note 2. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires net capital of at least $100,000 and requires the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital, as defined by the Rule, fluctuates on a daily basis; however, net capital was $1,524,989 at December 31, 2015 and the Company's net capital ratio was .47 to 1.

Note 3. Employee Benefit Plan

The Company sponsors a profit-sharing plan for all eligible employees. There were no contributions made to the profit sharing plan in 2015.

Note 4. Commitment

Facilities occupied by the Company are leased under an agreement that expires in December 2022 and calls for a base rent plus charges for common area maintenance and taxes. Rental cost during 2015 was approximately $90,189. Future minimum lease commitments under this arrangement at December 31, 2015 are as follows:

Year ending December 31:	
2016	$62,480
2017	$67,871
2018	$69,380
2019	$70,888
2020	$72,396
Thereafter	$149,316
Total minimum lease commitments	$492,331

Note 5. Concentration

The Company regularly maintains cash on deposit in excess of the Federal Deposit Insurance Corporation insurance limits. The Company believes it is not exposed to any significant credit risk on cash balances.

Note 6. Severance Pay

The Company entered into an agreement with one of its employees to terminate his employment with the Company as of December 31, 2015. As part of the agreement, the Company agreed to pay the employee a severance package. As of December 31, 2015, the Company's accrued liability of the severance package was $69,496.

Note 7. Warrants

The Company accounts for investments under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 320, Investments. Warrants are classified as held-to-maturity investments as the Company has the intent and ability to hold these securities to maturity. Such securities may, at times, be called prior to maturity. Held-to-maturity investments are recorded at cost and adjusted

Note 7. Warrants (continued)

for accrued interest. There are no significant differences between fair market value and the adjusted cost of the held-to-maturity investments. Warrants held at December 31, 2015 accrue 7% interest annually and have contractual maturities of 2 to 5 years. Management has determined that no other than temporary impairment exists on these securities at December 31, 2015.

KUEHL CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

Aggregate indebtedness		
Total liabilities	$	714,905
Reconciling items		--
Net aggregate indebtedness	$	**714,905**
Net capital		
Common stock		1,000
Additional paid-in capital		122,442
Retained earnings		1,425,248
		1,548,690
Deduct nonallowable assets:		
Net property and equipment		(14,925)
Other		(1,455)
Securities haircuts:		
Warrants held		(7,321)
		(23,701)
Net capital	$	**1,524,989**
Capital requirements		
Minimum net capital requirement		100,000
Net capital exceeding requirements		1,424,989
Excess net capital	$	**1,424,989**
Percentage of net capital to required capital		**1,424.99%**
Percentage of aggregate indebtedness to net capital		**46.88%**

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between amounts presented in the computations of aggregate indebtedness and net capital set forth above and the amounts reported in the Company's corresponding unaudited Part II FOCUS report as of December 31, 2015 dated January 27, 2016

KUEHL CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

DECEMBER 31, 2015

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that Rule.

KUEHL CAPITAL CORPORATION

COMPUTATION OF RESERVE REQUIREMENT

DECEMBER 31, 2015

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that Rule.

INTELLECTUAL CAPITAL AT WORK



4200 University Avenue, Suite 410
West Des Moines, Iowa 50266
Phone 515 222 5680
Fax 515 222 5681
lwbj.com

Independent Accountants' Agreed-Upon Procedures Report on to the Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
Kuehl Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Kuehl Capital Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kuehl Capital Corporation's compliance with the applicable instructions of Form SIPC-7. Kuehl Capital Corporation's management is responsible for Kuehl Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of income and expense supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LWBJ, LLP

West Des Moines, IA
February 23, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KUEHL CAPITAL CORPORATION
14747 CALIFORNIA STREET, SUITE 1
OMAHA, NE 68154

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TODD ENGLE (402) 391-7977

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 12,274

B. Less payment made with SIPC-6 filed (exclude interest) (4,627)

07/15/2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,647

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $7,647

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KUEHL CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 8 day of FEBRUARY, 20 16.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,909,515
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$4,909,515
2e. General Assessment @ .0025	$12,274 (to page 1, line 2.A.)

INTELLECTUAL CAPITAL AT WORK



4200 University Avenue, Suite 410
West Des Moines, Iowa 50266
Phone 515 222 5680
Fax 515 222 5681
lwbj.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Kuehl Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report for Kuehl Capital Corporation, in which (1) Kuehl Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kuehl Capital Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) Kuehl Capital Corporation stated that Kuehl Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Kuehl Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kuehl Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LWBJ, LLP

West Des Moines, IA
February 23, 2016

EXEMPTION REPORT
FOR
KUEHL CAPITAL CORPORATION

Kuehl Capital Corporation, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) That Kuehl Capital Corporation claims the (k)(2)(i) exemption of Rule 15c3-3, and

2) That for the fiscal year of 2015, Kuehl Capital Corporation met the (k)(2)(i) exemption without exception.

Signed: 

Todd Engle, President

Dated: 2/12/16

KUEHL CAPITAL CORPORATION

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2015